

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2026

Christopher Tucker
Chief Financial Officer
ESCO TECHNOLOGIES INC
645 Maryville Centre Drive, Suite 300
St. Louis , MO 63141

>   **Re: ESCO TECHNOLOGIES INC**
>   **Form 10-K for the Fiscal Year Ended September 30, 2025**
>   **Filed December 1, 2025**
>   **File No. 001-10596**

Dear Christopher Tucker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Other Long-Lived Assets, page 27

1.   We note the disclosure in your financial statement footnotes that you performed a quantitative impairment analysis related to certain reporting units and a qualitative impairment analysis related to other reporting units and concluded no goodwill was impaired. Given the significance of your goodwill balance, please revise your Critical Accounting Estimates in future filings to clarify whether any of your reporting units are at risk of failing the goodwill impairment test. A reporting unit is at risk of failing the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, please disclose such information to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please show us your proposed revision in your response. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350 for guidance.

Financial Statements for the Fiscal Year Ended September 30, 2025
Notes to Consolidated Financial Statements
Note 10. Business Segment Information, page F-28

2.   We note that your tabular disclosures of segment information beginning on page F-29 include separate columns for each of the reportable segments, a subtotal column for the reportable segments titled Segment Total, as well as a column for Corporate which is added to arrive at a Total column. It does not appear that your Corporate column qualifies as an operating and reportable segment under ASC 280. As such, the current disclosure appears to result in the presentation of certain amounts that are not required by ASC 280. Please revise your footnote as follows:

- Reconcile the total of the reportable segments' measures of segment profit or loss to consolidated income before taxes as required by ASC 280-10-50-30(b). Similarly, revise to reconcile other totals of reportable segments' amounts, such as revenues, assets, and depreciation and amortization, to the corresponding consolidated amounts as required by ASC 280-10-50-30.
- Include amounts attributable to Corporate separately from other reconciling items when reconciling from total reportable segment amounts to consolidated amounts, rather than as currently presented in a separate column. See ASC 280-10-50-15 and ASC 280-10-50-31. See also ASC 280-10-55-48; and
- Ensure your resulting disclosure does not present consolidated EBIT as currently reflected in the Total column.

Please show us your proposed revision in your response, or explain to us why no revision is needed to comply with ASC 280.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing